Filed by Revance Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Hint, Inc.

(Commission File No. 001-36297)

The following communication is being filed in connection with the acquisition of Hint, Inc. by Revance Therapeutics, Inc.

RVNC HintMD Announcement

Email from Dustin S. Sjuts to Revance Sales Team

SUBJECT: Preview - Confidential: Revance Announces Agreement to Acquire HintMD and its Proprietary Fintech Platform for Aesthetic Practices—ALL Sales Call Set for 2pm Pacific TODAY

Good Morning Revance Family,

Today, I am pleased to share the exciting news that Revance has signed a definitive agreement to acquire Hint, Inc., a privately held company doing business under the name HintMD, creator of an integrated financial technology (fintech) platform for the aesthetics industry. With this acquisition, Revance would add an innovative fintech platform to our portfolio of premium products and further expand our aesthetics commercial footprint.

HintMD’s unique, differentiated and integrated digital services platform transforms the existing aesthetics practice workflow by streamlining the patient checkout process and enabling the integration of personalized subscription plans, loyalty programs and other services offerings.

The transaction could expand Revance’s U.S. aesthetics market opportunity to more than $2.6 billion and leverages our planned & recently installed commercial infrastructure to address the specific service and technology needs of aesthetic practices. Additionally, the proposed strategic acquisition adds an experienced management and fintech engineering team that will expand our digital capabilities, enable advanced understanding of customer behaviors and allow Revance to address the need for custom practice and consumer loyalty programs within an integrated platform.

(HintMD Point of Sale Image)

Today at 2pm Pacific time, we will be holding a confidential, sales team-specific conference call to discuss the HintMD integration further and provide an opportunity for you to ask questions about this announcement. This is a confidential call where attendee names and numbers will be hidden as many of you are in different stages of on-boarding given your respective start dates. You WILL need to provide your name to the operator upon dialing in prior to being joined to the call; this list is only for Revance internal usage.

Please see call-in details here. (Call-in details).

Revance Therapeutics Conference Call

Conference ID: (Conference ID)

US/CANADA Participant Toll-Free Dial-In Number: (Dial-in number)

US/CANADA Participant International Dial-In Number: (Dial-in number)

We encourage you to text or email your questions to your hiring manager in advance of or during the call. You will also have the chance to voice questions live on the call with (at most) your first name shared.

Revance Commercial Launch

We are looking forward to welcoming you in August, in Austin, at our National Sales Meeting as we prepare to launch the RHA® Collection of dermal fillers, starting with our PrevU education and training program. We expect the HintMD acquisition to close in the third quarter of 2020 — subject to approval of the transaction by Hint’s stockholders — which aligns perfectly with our planned launch of the RHA Collection of dermal fillers.

In Q3 and Q4 we plan to introduce HintMD to our core group of KOLs via the HintMD technology specialists. The combined experience and feedback on our newly created combination of innovative products and services will be the foundation for our future growth. Then with a potential FDA approval date of November 25th for DaxibotulinumtoxinA for Injection, we are planning a sequential launch of our neuromodulator, once approved, that will first involve a targeted PrevU program focused on hands-on training and education.

We anticipate by second quarter of 2021, you will be selling the industry’s first portfolio of premium facial injectable products and fintech services. This full-scale launch will create a new prestige category with the goal to transform both the practice and patient experience and deliver real value.

In the interim, for more detail, I encourage you to review the press release (link to release) and listen to the webcast replay and download the presentation from this morning, which can be accessed on our website at https://investors.revance.com/events-webcasts/.

Best,

Dustin S. Sjuts

Chief Commercial Officer, Aesthetic and Therapeutics

“Previously, payment solutions and brand loyalty programs were all separate processes in my practice. By adding HintMD’s platform, we have streamlined our practice operations and improved our patient experience. Additionally, by adding HintMD’s subscriptions, our annual injectable revenue has increased by almost $1,000 per patient.”

—Grant Stevens, M.D., F.A.C.S.

Additional Information and Where to Find It

Revance plans to file with the SEC, and the parties plan to furnish to the investors of HintMD, a Registration Statement on Form S-4, which will constitute a prospectus of Revance and will include an information statement of HintMD, in connection with the proposed transaction. The prospectus/information statement described above will contain important information about Revance, HintMD, the proposed transaction and related matters. Investors are urged to read the prospectus/information statement carefully when it becomes available. Investors will be able to obtain free copies of these documents, and other documents filed with the SEC by Revance, through the website maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain free copies of these documents from Revance by going to the Revance Investor Relations web page at https://investors.revance.com/ and clicking on the link titled “Financials and Filings” or by contacting Revance’s Investor Relations group at the following:

Revance Therapeutics, Inc.: Jeanie Herbert, 714-325-3584, jherbert@revance.com or Gilmartin Group, LLC: Laurence Watts, 619-916-7620, laurence@gilmartinir.com

Participants in the Solicitation

The respective directors and executive officers of Revance and HintMD may be deemed to be participants in the solicitation of written consents from the securityholders of HintMD in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction described herein will be included in the prospectus/information statement described above. Additional information regarding Revance’s directors and executive officers is included in Revance’s proxy statement for its Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2020. This document is available from Revance free of charge as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed transaction, the related benefits of the HintMD platform and related technologies to Revance and the combined business, market acceptance and opportunity, and the updated 2020 financial outlook and cash runway. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Revance’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed transaction, satisfaction of closing conditions precedent to the consummation of the proposed transaction, potential delays in consummating the transaction and the ability of Revance to timely and successfully achieve the anticipated benefits of the transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in Revance’s most recent filings with the SEC, including Revance’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and any subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov. These documents can be accessed on the Revance Investor Relations page at https://investors.revance.com/ by clicking on the link titled “Financials and Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Revance’s and HintMD’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. Revance assumes no obligation and does not intend to update these forward-looking statements, except as required by law.